Exhibit 28.A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—April 2003

Series	* 1999-X	* 1999-Y
Deal Size	$750MM	$550MM
Expected Maturity	06/16/2003	08/15/2003

Yield	6.61%	12.81%
Less: Coupon	1.49%	1.55%
Servicing Fee	0.54%	1.05%
Net Credit Losses	2.00%	3.87%
Excess Spread:
April-03	2.58%	6.34%
March-03	4.59%	8.22%
February-03	6.16%	9.49%
Three Month Average Excess Spread	4.44%	8.02%

Delinquency:
30 to 59 Days	1.18%	1.18%
60 to 89 Days	0.84%	0.84%
90+ Days	1.75%	1.75%
Total	3.77%	3.77%

Payment Rate	28.00%	28.00%

*	Results are skewed downward due to the calculation methodology during the accumulation period.